[LINCOLN LIFE LETTERHEAD]

The Lincoln National Life Insurance Company
350 Church Street, MLW-1
Hartford, Connecticut 06103-1106
Telephone: (860) 466-2374
Facsimile:  (860) 466-1778


VIA EDGAR


September 8, 2005

U. S. Securities and Exchange Commission 450 Fifth Street, NW
Washington, DC 20549-0506

Re:      File Nos. 333-125993 and 811-08651
         CIK no. 0001055225
         Accession no. 0001193125-05-179107
         LLANY Separate Account R for Flexible Premium Variable Life Insurance Lincoln Life & Annuity Company of New York

Dear Sir or Madam:

Please be advised that the above-referenced filing submitted on September 1, 2005, under form type 485APOS should have been submitted under form type N-6/A.

We respectfully request that you take the appropriate steps necessary to correct the error.

Please contact me at (860) 466-2374 with any questions regarding this request. Thank you for your assistance.

Sincerely,

/s/ Lawrence A. Samplatsky


Lawrence A. Samplatsky
Assistant Vice President and Senior Counsel